

December 21, 2020

Sara Bonstein
Chief Financial Officer
INSMED Inc
700 US Highway 202/206
Bridgewater, NJ 08807

>   **Re: INSMED Inc**
>   **Form 10-K filed February 25, 2020**
>   **File No. 000-30739**

Dear Ms. Bonstein:

    We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

    After reviewing your response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2019

Financial Statements
Consolidated Statements of Comprehensive Loss, page 77

1.   Please note that since you report amortization of intangible assets outside of cost of product revenue, it is not appropriate to present a separate caption for gross margin. Refer to SAB Topic 11:B and revise your presentation to either reclassify the applicable amortization to cost of product revenues or remove the caption gross margin.

    In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Jeanne Baker at 202-551-3691or Terence O'Brien, Branch Chief at 202-551-3355 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences